LOCK-UP AGREEMENT

Mr. Richard Koran
111 Newbury St.
Mooresville, NC 28115

September 7, 2006

Re: Lock Up Agreement with Capital Resource Funding, Inc.

Dear Mr. Koran:

As part of the plan of exchange dated September 6th 2006 ("Plan of Exchange") between Capital Resource Funding, Inc., a North Carolina corporation ("Company") and Da Lian Xin Yang High Tech Development Co. Ltd. a corporation organized under the laws of the Peoples' Republic of China, you, the undersigned ("Holder"), for valuable consideration, hereby represent, warrant, covenant, and agree, for the benefit of the Company and the holders of record ("third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.00000005 par value ("Common Stock"), at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute, or grant any option to purchase or otherwise dispose of, directly or indirectly, the 200,000 shares of Common Stock as described in the Plan of Exchange, for a period of one (1) year, commencing on the date hereof and ending on a date that is one (1) year after the date hereof. Thereafter, the Holder shall be free to transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute, or grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of Common Stock which he may own.

Except as provided above, the shares will be freely tradable in accordance with federal and state laws.

Agreed and accepted: September 7, 2006

THE HOLDER:

RICHARD KORAN

By: Richard Koran
(In His Individual Capacity)

Date: Sept 7, 2006